UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.___)*

Adagene Inc.
(Name of Issuer)

Ordinary shares, par value US$0.0001 per share, presented by American Depositary Share
(Title of Class of Securities)

005329 107**
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the ordinary shares. CUSIP number 005329 107 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “ADAG.” Each ADS representing one and one quarter ordinary shares, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 005329 107 (See Item 2(e))

1.	Names of Reporting Persons Peter Luo
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,238,618 ordinary shares(1)
	6.	Shared Voting Power 0 ordinary shares
	7.	Sole Dispositive Power 8,509,570 ordinary shares(2)
	8.	Shared Dispositive Power 153,258 ordinary shares(3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,238,618 ordinary shares(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 20.22%(4)
12.	Type of Reporting Person IN

(1)	represents (i) 2,588,877 ordinary shares held by Peter Luo; (ii) 287,415 ordinary shares underlying share options granted to Peter Luo that are vested or will be vested within 60 days of December 31, 2021, (iii) 391,667 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo and (iv) 33,333 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo that will be vested within 60 days of December 31, 2021; (v) 5,208,278 ordinary shares held by HAN 2020 GRAT, for which Peter Luo is a Trustee; (vi) 2,278 ordinary shares held by Xiaohong She, who is the spouse of Peter Luo; (vii) 45,980 ordinary shares underlying share options granted to Xiaohong She that are vested or will be vested within 60 days of December 31, 2021, (viii) 100,833 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She, (ix) 4,167 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She that will be vested within 60 days of December 31, 2021; (x) 810,944 ordinary shares held by Ping Ren, who is the spouse of Fangyong (Felix) Du, (xi) 111,744 ordinary shares underlying share options held by Ping Ren that are vested or will be vested within 60 days of December 31, 2021; (xii) 200,000 ordinary shares held by Great Han Fortune LP for the benefit of Ping Ren, (xiii) 5,000 ordinary shares held by Great Han Fortune LP for the benefit of Ping Ren that will be vested within 60 days of December 31, 2021, (xiv) total of 961,653 ordinary shares held by Raymond Tam, JC Xu, Yu (Albert) Ren and several key employees of the Company, and (xv) total of 486,449 share options granted to Raymond Tam, JC Xu, Yu (Albert) Ren and several key employees that are vested or will be vested within 60 days of December 31, 2021.

On December 14, 2020, Peter Luo, Fangyong (Felix) Du, Ping Ren, Hua Gong, JC Xu, Qinghai Zhao, Man Kin (Raymond) Tam, Xiaohong (Kristine) She, Yu (Albert) Ren, Yan Li, Guizhong Liu and Alexander Goergen (together, the “Peter Luo-Acting-in-Concert-Group”) entered into a concert party agreement, pursuant to which the parties agree to (i) always be acting in concert in respect of their respective direct or indirect voting rights at our shareholders’ general meetings, (ii) recognize the controlling position of Peter Luo; and (iii) act in concert in accordance with Peter Luo’s opinions in respect of the daily operations and management and the major decision-making of us. Dr. Hua Gong is no longer subject to the concert party agreement due to her departure from Adagene Inc.

(2)	Represents (i) 2,588,877 ordinary shares held by Peter Luo; (ii) 287,415 ordinary shares underlying share options granted to Peter Luo that are vested or will be vested within 60 days of December 31, 2021, (iii) 391,667 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo and (iv) 33,333 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo that are vested or will be vested within 60 days of December 31, 2021; (v) 5,208,278 ordinary shares held by HAN 2020 GRAT, for which Peter Luo is a Trustee.

(3)	Represents (i) 2,278 ordinary shares held by Xiaohong She; (ii) 45,980 ordinary shares underlying share options granted to Xiaohong She that are vested or will be vested within 60 days of December 31, 2021, (iii) 100,833 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She, (iv) 4,167 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She that are vested or will be vested within 60 days of December 31, 2021.

(4)	Calculated based on (i) 54,595,667 ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer and (ii) 974,088 ordinary shares underlying share options granted to Peter Luo-Acting-in-Concert-Group that are vested or will be vested within 60 days of December 31, 2021.

CUSIP No. 005329 107 (See Item 2(e))

1.	Names of Reporting Persons HAN 2020 GRAT
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of California, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,208,278 ordinary shares(1)
	6.	Shared Voting Power 0 ordinary shares
	7.	Sole Dispositive Power 5,208,278 ordinary shares(1)
	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,208,278 ordinary shares(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.54%(2)
12.	Type of Reporting Person OO

(1) Represents 5,208,278 ordinary shares held of record by Peter Luo, as Trustee of HAN 2020 GRAT. HAN 2020 GRAT is a trust established under the laws of the State of California and managed by Peter Luo as the trustee. Peter Luo is the settlor of this trust, and he and his family members are the trust’s beneficiaries.

(2) Calculated based on 54,595,667 ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer.

Item 1(a).	Name of Issuer:

Adagene Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4F, Building C14, No. 218, Xinghu Street, Suzhou Industrial Park, Suzhou, Jiangsu Province, 215123, People’s Republic of China.

Item 2(a).	Name of Person Filing:

Peter Luo

HAN 2020 GRAT (collectively, the “Reporting Persons”; each, a “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

10179 Huennekens Street Suite 103, San Diego, CA, 92121

Item 2(c).	Citizenship:

Peter Luo – United States of America

HAN 2020 GRAT – State of California, USA

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value US$0.0001 per share, represented by American Depositary Shares, each of which represents one and one quarter ordinary shares.

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the ordinary shares. CUSIP number 005329 107 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “ADAG.” Each ADS representing one and one quarter ordinary shares, par value US$0.0001 per share.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) through (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

Peter Luo

By:	/s/ Peter Luo
Name: Peter Luo

HAN 2020 GRAT

By:	/s/ Peter Luo
Name: Peter Luo Title: Trustee

[Signature page to Schedule 13G]

Exhibit Index

Exhibit	Description
Exhibit A	Joint Filing Agreement dated, February 9, 2022, by and between Peter Luo and HAN 2020 GRAT